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                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                  Commission File No.: 000-31097


                                                                    NEWS RELEASE

CONTACTS:                                                  FOR IMMEDIATE RELEASE

Richard Mack                                                         Marie Ruzzo
Director, Corporate Communications                      Public Relations Manager
ScanSoft, Inc.                                   SpeechWorks International, Inc.
978-977-2175                                                        617-428-4444
Email: richard.mack@scansoft.com              Email: marie.ruzzo@speechworks.com


                  SCANSOFT AND SPEECHWORKS ANNOUNCE TERMINATION
             OF HART-SCOTT-RODINO WAITING PERIOD FOR PENDING MERGER

PEABODY, MASS., AND BOSTON, JUNE 6, 2003 - ScanSoft, Inc. (NASDAQ: SSFT) and SpeechWorks International, Inc. (NASDAQ: SPWX) today announced that the United States Department of Justice has granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act for ScanSoft's proposed acquisition of SpeechWorks.

The transaction remains subject to various closing conditions, including the approval of ScanSoft and SpeechWorks shareholders. The special meetings of shareholders will be announced at a later date, following the filing of a Registration Statement on Form S-4. The transaction has been approved unanimously by both boards of directors and following shareholder approval is expected to close in August 2003.

On April 24, 2003, ScanSoft, Inc. and SpeechWorks International, Inc. announced a definitive agreement for ScanSoft to purchase all of the outstanding common stock of SpeechWorks. The combination of ScanSoft and SpeechWorks will result in a global organization with the broadest portfolio of speech technologies, applications and services in the industry. The company will apply its innovative and patented technologies to produce next-generation speech applications and leverage its financial strength and operational discipline to provide customers and partners with a stable and reliable global supplier of standards-based speech solutions.

ABOUT SPEECHWORKS
Organizations around the world trust SpeechWorks to manage their customer conversations. As a leading provider of speech technologies and services, SpeechWorks helps companies create and implement unique Speech Strategies that ensure maximum financial return and the highest levels of caller satisfaction. The Company provides speech recognition, text-to-speech and speaker verification for network and embedded environments, including new multimodal devices with both an audio interface and visual display. For more information, please call 617-428-4444 or visit www.speechworks.com.

ABOUT SCANSOFT, INC.
ScanSoft, Inc. (NASDAQ: SSFT) is a leading supplier of imaging, speech and language solutions that are used to automate a wide range of manual processes - saving time, increasing worker productivity and


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improving customer service. For more information regarding ScanSoft products and technologies, please visit www.ScanSoft.com.

ScanSoft and the ScanSoft logo are registered trademarks or trademarks of ScanSoft, Inc. in the United States and other countries. All other company or product names mentioned herein may be the trademarks of their respective owners.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
ScanSoft intends to file a registration statement on Form S-4 in connection with the transaction, and ScanSoft and SpeechWorks intend to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ScanSoft, SpeechWorks and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 25, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from SpeechWorks.

SAFE HARBOR STATEMENT

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future operating results of ScanSoft; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed acquisition; and statements concerning the outcome of any necessary regulatory and stockholder approvals required in connection with the proposed acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: difficulties with integrating product plans, schedules and resources; risks associated with the acquisition, including the need for regulatory and stockholder approvals, as well as transaction costs and the related integration of operations; failure to obtain and retain expected synergies; political and global economic risks attendant to a greater international presence; and other economic, business, and competitive factors affecting the business generally.

More detailed information about these factors and other risks affecting ScanSoft are set forth in ScanSoft's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for fiscal 2002 and the most recent quarterly reports on Form 10-Q. ScanSoft is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events or otherwise.

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